Exhibit 99.1

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

September 30, 2023

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

For the six months ended September 30, 2023

	Note	September 30, 2023	March 31, 2023
ASSETS

Current assets
Cash		$2,379,718	$574,587
GST receivable		51,846	132,515
Prepaid expenses and deposits		307,790	56,710
Net investment in sublease	4	-	31,537

Total current assets		2,739,354	795,349

Non-current assets
Prepaid expenses and deposits		22,043	24,404
Long-term investment		-	2,900
Exploration and evaluation assets	5	13,203,727	12,477,791

Total assets		$15,965,124	$13,300,444
LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	6, 10	$666,892	$1,621,721
Short-term loans payable	7	1,206,061	1,216,715
Lease obligation	4	-	34,386
Loan payable	8	40,000	40,000

Total current liabilities		1,912,953	2,912,822

Non-current liabilities
Derivative liability	9	637,219	-

Total liabilities		2,550,172	2,912,822

Equity
Capital stock	9	30,799,824	26,449,839
Reserves	9	2,788,068	1,806,894
Deficit		(20,172,940)	(17,869,111)

Total equity		13,414,952	10,387,622

Total liabilities and equity		$15,965,124	$13,300,444

Nature and continuance of operations (Note 1)

Approved and authorized on behalf of the Board on November 9, 2023:

“Jason Barnard”	Director	“Andrew Lyons”	Director
Jason Barnard		Andrew Lyons

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

For the six months ended September 30, 2023

		For the three-month period ended September 30,		For the six-month period ended September 30,
	Note	2023	2022	2023	2022

EXPENSES
General and administration	4,7, 9, 10	$911,506	$604,640	$1,487,708	$1,005,668
Sales and marketing		237,570	67,967	263,611	96,219
Share-based payments	9,10	694,987	208,426	710,774	539,974

Loss before other items		(1,844,063)	(881,033)	(2,462,093)	(1,641,861)

OTHER ITEMS
Finance income on sublease	4	378	1,224	1,314	5,560
Foreign exchange loss		(38,730)	(20,601)	(31,645)	(28,576)
Gain on sublease	4	1,481	1,481	2,962	2,962
Gain on derivative liabilities	9	186,378	-	186,378	-
Recovery of flow-through premium liability		-	146,313	-	146,313
Realized loss on marketable securities		(1,595)	-	(1,595)	-
Unrealized gain (loss) on marketable securities		1,500	1,000	1,850	(4,000)
Write-off of prepaid		(1,000)	-	(1,000)	-

Loss and comprehensive loss for the period		$(1,695,651)	$(751,616)	$(2,303,829)	$(1,519,602)

Basic and diluted loss per common share		$(0.39)	$(0.20)	$(0.56)	$(0.41)
Weighted average number of common shares outstanding		4,327,750	3,815,068	4,150,843	3,717,179

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

For the six months ended September 30, 2023

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss and comprehensive loss for the period	$(2,303,829)	$(1,519,602)
Items not involving cash:
Finance income on sublease	(1,314)	(5,462)
Gain on derivative liabilities	(186,378)	-
Interest expense	62,847	5,951
Recovery of flow-through premium liability	-	(146,313)
Share-based payments	710,774	539,974
Share for services	187,872	-
Realized loss on marketable securities	1,595	-
Unrealized loss (gain) on marketable securities	(1,850)	4,000
Write-off of prepaid	1,000	-
Changes in non-cash working capital items:
GST receivable	80,669	41,073
Accounts receivable	-	(6,166)
Prepaid expenses and deposits	(249,719)	65,744
Accounts payable and accrued liabilities	(267,188)	(105,733)
Net cash used in operating activities	(1,965,521)	(1,126,534)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation acquisition costs	(246,828)	(176,495)
Exploration and evaluation expenditures	(1,041,623)	(2,473,324)
Exploration and evaluation recoveries	100,000	100,000
Receipt of sublease payments	32,851	32,851
Sale proceeds from investment	3,155	-
Net cash used in investing activities	(1,152,445)	(2,516,968)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placement	5,418,400	1,661,807
Share issue costs	(387,416)	(99,624)
Exercise of warrants	-	1,009,017
Exercise of options	-	34,250
Short-term loan received	-	1,144,304
Loan interest repayment	(72,074)	-
Repayment of lease obligation	(35,813)	(35,814)
Net cash provided by financing activities	4,923,097	3,713,940

Change in cash for the period	1,805,131	70,438
Cash, beginning of the period	574,587	235,455

Cash, end of period	$2,379,718	$305,893

Cash paid during the period for interest and taxes	$72,074	$-

Supplemental disclosures with respect to cash flow (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

For the six months ended September 30, 2023

	Capital stock
	Shares	Amount	Reserves	Deficit	Total equity
Balance, March 31, 2022	3,608,519	$24,164,441	$2,294,394	$(19,717,089)	$6,741,746

Private placements	97,753	1,661,807	-	-	1,661,807
Acquisition of exploration and evaluation assets	17,595	134,805	-	-	134,805
Flow-through premium	-	(1,026,410)	-	-	(1,026,410)
Share issuance costs	-	(121,624)	-	-	(121,624)
Share issued – warrants exercised	202,750	1,009,017	-	-	1,009,017
Share issued – options exercised	7,000	62,803	(28,553)	-	34,250
Share issuance costs – warrants	-	-	22,000	-	22,000
Shares-based payments	-	-	539,974	-	539,974
Loss for the period	-	-	-	(1,519,602)	(1,519,602)
Balance, September 30, 2022	3,933,617	25,884,839	2,827,815	(21,236,691)	7,475,963
Acquisition of exploration and evaluation assets	-	17,649	-	-	17,649
Flow-through premium	-	48,876	-	-	48,876
Shares issued – options exercised	6,000	93,475	(49,975)	-	43,500
Shares issued – warrants exercised	10,000	50,000	-	-	50,000
Share issued – PSU redeemed	20,000	355,000	(355,000)	-	-
Share-based payments	-	-	275,454	-	275,454
Options expired/forfeited	-	-	(891,400)	891,400	-
Income for the period	-	-	-	2,476,180	2,476,180

Balance, March 31, 2023	3,969,617	26,449,839	1,806,894	(17,869,111)	10,387,622
Private placements	800,000	5,418,400	-	-	5,418,400
Share issuance costs	-	(657,816)	270,400	-	(387,416)
Derivative liability	-	(823,597)	-	-	(823,597)
Share issued for services	30,900	187,872	-	-	187,872
Acquisition of exploration and evaluation assets	29,900	225,126	-	-	225,126
Share-based payments	-	-	710,774	-	710,774
Loss for the period	-	-	-	(2,303,829)	(2,303,829)

Balance, September 30, 2023	4,830,417	$30,799,824	$2,788,068	$(20,172,940)	$13,414,952

* all shares are on post consolidated basis (Note 1)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

1.	NATURE AND CONTINUANCE OF OPERATIONS

Foremost Lithium Resource & Technology Ltd. (the “Company”), which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT. The Company’s head office is located at Suite 250, 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T7. The Company’s registered and records office is located at Royal Centre, 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

On January 4, 2022, the Company changed its name to Foremost Lithium Resource & Technology Ltd.

On February 14, 2022, the Company began trading on the OTCQB Venture Market in the United States under the symbol FRRSF.

On July 5, 2023, the Company consolidated its common shares on the basis of fifty (50) pre-consolidation common shares for one (1) post-consolidation common share. All shares, warrants and stock options in these condensed interim consolidated financial statements are on post consolidated basis.

On August 22, 2023, the Company began trading on the Nasdaq Capital Market under the symbols FMST and FMSTW.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at September 30, 2023, the Company has had significant losses resulting in a deficit of $20,172,940 ( March 31, 2023 - $17,869,111). As at September 30, 2023, the Company also had a working capital of $189,182 ( March 31, 2023 - working capital deficiency of $2,117,473). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast significant doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These condensed interim consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts of the war in the Ukraine, to the business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

2.	BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (IFRICs). Accordingly, they do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2023, which have been prepared in accordance with IFRS as issued by IASB and IFRIC. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Foremost Lithium Resource & Technology Ltd. and its subsidiaries, Sierra Gold & Silver Ltd. and Sequoia Gold & Silver Ltd.

Name of Subsidiary	Country of Incorporation	Principal Activity	Proportion of Ownership Interest
			September 30, 2023	March 31, 2023
Sierra Gold & Silver Ltd.	USA	Holding Company	100%	100%
Sequoia Gold & Silver Ltd.	Canada	Holding Company	100%	100%

All intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements as at March 31, 2023. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2023.

Use of estimates and judgments

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Significant accounting judgments and critical accounting estimates

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include, but are not limited to, the following:

1.	assessment of any indicators of impairment of the carrying value of the Company’s exploration and evaluation assets;

2.	the ability of the Company to continue as a going concern; and

3.

contingencies by their nature, will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company is involved in certain claims, and the likelihood or outcomes of these claims involves the exercise of significant judgement.

Foreign currency translation

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates.

The functional currency of the parent entity and its subsidiaries is the Canadian dollar, which is also the presentation currency of the condensed interim consolidated financial statements.

Financial instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flows characteristics of the financial asset.

The classification of debt instruments is driven by the business model for managing the financial assets, liabilities and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest.

If the business model is not to hold the debt instrument, it is classified as fair value through profit or loss (“FVTPL”). Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

The Company classifies its financial assets into one of the categories described below, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, and on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (“FVTOCI”).

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial instruments (cont’d…)

Fair value through profit or loss (“FVTPL”) – Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of income (loss) and comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of income (loss) and comprehensive income (loss) in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Fair value through other comprehensive income (“FVTOCI”) - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost - A financial asset is measured at amortized cost using the effective interest method if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement
Cash	at amortized cost
Long-term investment	at FVTPL
Net investment in sublease	at amortized cost
Accounts payable and accrued liabilities	at amortized cost
Lease obligation	at amortized cost
Short-term loans payable	at amortized cost
Derivative liability	at FVTPL

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

New accounting standards issued and effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRC that are mandatory for accounting years beginning on or after January 1, 2022. New accounting pronouncements that are not applicable or are not consequential to the Company have been excluded in the preparation of these condensed interim consolidated financial statements.

Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) - The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (example would be the allocation of the depreciation charge for property, plant and equipment used in fulfilling the contract).

These amendments are effective for reporting periods beginning on or after January 1, 2022. The adoption of this new accounting standard had no material impact on the Company’s condensed interim consolidated financial statements for the current period.

A number of new standards, and amendments to standards and interpretations, are not effective and have not been early adopted in preparing these condensed interim consolidated financial statements. The following accounting standards and amendments are effective for reporting periods beginning on or after January 1, 2024:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

The adoption of this new accounting standard is not expected to have a material impact on the Company’s condensed interim consolidated financial statements.

4.	LEASES

For the period ending September 30, 2023, interest expense on our lease obligation was $1,427 (2022 - $5,951). The lease term matured on September 30, 2023. The below tables show the continuity of lease obligation and the reconciliation between the undiscounted and discounted balances:

Lease obligation, March 31, 2022	$96,340
Interest expense	9,673
Payments made	(71,627)
Lease obligation, March 31, 2023	34,386
Interest expense	1,427
Payments made	(35,813)
Lease obligation, September 30, 2023	-
Current portion	-
Non-current portion	$-

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

4.	LEASES (cont’d...)

The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 15%.

During the period ended September 30, 2023, the Company recognized a gain on sublease of $2,962 (2022 - $2,962).

For the period ended September 30, 2023, finance income of the net investment in sublease was $1,314 (2022 - $4,295). The sublease term matured on September 30, 2023. The below table shows the continuity of net investment in sublease and the reconciliation between the undiscounted and discounted balances:

Net investment in sublease, March 31, 2022	$88,360
Finance income	8,879
Payments received	(65,702)
Net investment in sublease, March 31, 2023	31,537
Finance income	1,314
Payments received	(32,851)
Net investment in sublease, September 30, 2023	-
Current portion	-
Non-current portion	$-

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

5.	EXPLORATION AND EVALUATION ASSETS

During the period ended September 30, 2023, the following exploration expenditures were incurred on the exploration and evaluation assets:

	Zoro Property	Grass River Property	Winston Property	Peg North Property	Jean Lake Property	Jol Lithium Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2023	$1,909,407	$43,500	$1,334,548	$200,000	$150,000	$10,454	$-	$3,647,909
Cash	-	-	54,637	100,000	50,000	638	41,553	246,828
Shares	-	-	-	100,000	39,526	-	85,600	225,126
Balance, September 30, 2023	1,909,407	43,500	1,389,185	400,000	239,526	11,092	127,153	4,119,863

Exploration costs
Balance, March 31, 2023	4,653,559	596,124	371,909	660,472	2,509,453	38,365	-	8,829,882
Assay	-	-	-	12,788	2,669	-	-	15,457
Geological, consulting and other	20,919	45,785	45,482	149,729	76,610	-	-	338,525
Exploration cost recovery	-	-	-	-	(100,000)	-	-	(100,000)
Balance, September 30, 2023	4,674,478	641,909	417,391	822,989	2,488,732	38,365	-	9,083,864

Total Balance, September 30, 2023	$6,583,885	$685,409	$1,806,576	$1,222,989	$2,728,258	$49,457	$127,153	$13,203,727

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

5.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

During the year ended March 31, 2023, the following exploration expenditures were incurred on the exploration and evaluation assets:

	Zoro Property	Grass River Property	Winston Property	Peg North Property	Jean Lake Property	Jol Lithium Property	Total

Acquisition costs
Balance, March 31, 2022	$1,909,407	$40,500	$1,200,586	$-	$50,000	$-	$3,200,493
Cash	-	3,000	133,962	100,000	50,000	8,000	294,962
Shares	-	-	-	100,000	50,000	2,454	152,454
Balance, March 31, 2023	1,909,407	43,500	1,334,548	200,000	150,000	10,454	3,647,909

Exploration costs
Balance, March 31, 2022	3,402,511	-	244,216	-	343,902	-	3,990,629
Assay	805	-	-	-	496	-	1,301
Drilling	29,084	-	-	-	-	-	29,084
Geological, consulting and other	780,155	412,874	127,693	498,213	1,397,541	38,365	3,254,841
Helicopter	441,004	183,250	-	162,259	1,067,514	-	1,854,027
Exploration cost recovery	-	-	-	-	(300,000)	-	(300,000)
Balance, March 31, 2023	4,653,559	596,124	371,909	660,472	2,509,453	38,365	8,829,882

Total Balance, March 31, 2023	$6,562,966	$639,624	$1,706,457	$860,472	$2,659,453	$48,819	$12,477,791

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

5.	EXPLORATION AND EVALUATION ASSETS (cont’d...)

Zoro Property

Zoro I

The Company has earned a 100% interest in and to the Zoro I Claim in the Snow Lake area in Manitoba by paying a total of $150,000 in cash and by issuing 140,000 common shares (valued at $635,000).

In addition, during the year ended March 31, 2017, the Company issued 20,000 common shares to an arm’s length party at a fair value of $135,000 as a finder’s fee on the Zoro I option agreement.

Zoro North

The Company earned a 100% interest in and to all lithium-bearing pegmatites and lithium related minerals in Zoro North property located near Snow Lake, Manitoba, subject to a 2% net smelter return royalty (“NSR”), by paying a total of $250,000 in cash, by issuing $250,000 in shares (52,656 shares issued) and by incurring $1,000,000 of exploration expenditures.

The Company can acquire an undivided fifty percent interest in the NSR, being one-half of the NSR or a 1% NSR, by making a $1,000,000 cash payment, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production.

During the option period, the Company will be solely responsible for carrying out and administering exploration, development and mining work on the property and for maintaining the property in good standing.

Green Bay Claims

The Company has earned a 100% interest in and to all lithium-bearing pegmatites and lithium related minerals in Green Bay Claims located in Manitoba by paying $250,000 in cash and issuing $250,000 in shares (54,494 shares issued).

The property is subject to a 2% NSR. The Company can acquire an undivided fifty percent interest in the NSR, being one-half of the NSR or a 1% NSR from Strider Resources Limited (“Strider”) by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production.

During the option period, the Company is responsible for carrying out and administering exploration, development and mining work on the property and for maintaining the property in good standing.

Grass River Property

During the year ended March 31, 2022, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $40,500. During the year ended March 31, 2023, the Company staked additional claims on the Grass River Property in the Snow Lake area of Manitoba for $3,000.

Peg North Property

During the year ended March 31, 2023, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba upon completion of the following:

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

5.	EXPLORATION AND EVALUATION ASSETS (cont’d...)

Peg North Property (cont’d...)

cash payments of $750,000 as follows;

1.	cash payment of $100,000 on or before June 23, 2022 (paid);
2.	cash payment of $100,000 on or before June 9, 2023 (paid);
3.	cash payment of $100,000 on or before June 9, 2024;
4.	cash payment of $150,000 on or before June 9, 2025;
5.	cash payment of $150,000 on or before June 9, 2026; and
6.	cash payment of $150,000 on or before June 9, 2027; and

the issuance of $750,000 in shares of the Company as follows;

1.	issue $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
2.	issue $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
3.	issue $100,000 in common shares on or before June 9, 2024;
4.	issue $150,000 in common shares on or before June 9, 2025;
5.	issue $150,000 in common shares on or before June 9, 2026
6.	issue $150,000 in common shares on or before June 9, 2027; and

incurring exploration expenditures totaling $3,000,000 (incurred $465,264) due on or before June 9, 2027.

The property is subject to a 2% NSR. Pursuant to a second agreement, entered into during the year ended March 31, 2023, the Company can make a one-time $1,500,000 payment to re-purchase 1% of the NSR once the 100% interest has been earned.

Winston Property

Ivanhoe/Emporia claims

In accordance with the terms and condition of the underlying purchase agreement, in order to complete the acquisition of the Ivanhoe/Emporia claims, the Company is required to pay the original owner of the claims the remaining purchase price of US$319,405 (US$180,595 paid).  Before the remaining purchase price is paid in full, the Company is subject to a minimum monthly royalty payment based on monthly average silver price which reduces the remaining purchase price once paid.  The accrued minimum monthly royalty payments outstanding as of September 30, 2023, totals US$243,125 ( March 31, 2023 – US$231,125).  The agreement also entitles the owner to a permanent 2% NSR.

Little Granite Claims

During the year ended March 31, 2023, the Company amended the terms of its option agreement and acquired a 100% interest in the  Little Granite claims by issuing a US$75,000 promissory note (US$25,000 paid) (Note 7). The promissory note was due on October 15, 2023, and was fully paid subsequent to September 30, 2023.

Prior to acquiring the 100% interest, during prior fiscal years, the Company had the following option agreements which are now superseded:

During the year ended March 31, 2015, the Company entered into an option agreement with Redline Minerals Inc., Redline Mining Corporation and Southwest Land & Exploration Inc. (collectively, the “Optionors”) to acquire up to an 80% interest in the Winston Property consisting of the Little Granite claims and the Ivanhoe/Emporia claims located in Sierra County, New Mexico, U.S.A.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

5.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

Winston Property (cont’d...)

During the years ended March 31, 2016 and 2017, the Company amended the option agreement with the Optionors to acquire an initial 50% interest upon completion of the following:

a)	cash payment of non-refundable deposits of $35,000 (paid);

b)	cash payments of $81,250 (paid);

c)	cash payment of $13,750 on or before November 15, 2014 (paid);

d)	share issuance of 6,000 common shares of the Company on January 15, 2015 (issued);

e)	Cash payments of $120,000 as follows:
i)	cash payment of $40,000 on or before February 28, 2016 (paid);
ii)	cash payment of $40,000 on or before June 1, 2016 (paid);
iii)	cash payment of $40,000 on or before June 1, 2017 (see amended terms below);

f)	issuance of 50,000 common shares (30,000 shares issued) of the Company as follows:
i)	issue 10,000 common shares on or before October 17, 2014 (issued);
ii)	issue 10,000 common shares on or before October 17, 2015 (issued);
iii)	issue 10,000 common shares on or before October 17, 2016; (issued)
iv)	issue 10,000 common shares on or before October 17, 2017 (superseded, see above);
v)	issue 10,000 common shares on or before October 17, 2018 (superseded, see above); and

g)	incurring exploration expenditures totaling $300,000 due on or before October 17, 2017 (superseded, see above).

The agreement was also amended to include a further option to acquire up to an additional 30% (80% in total interest).

In exchange for the amendment of the option agreement, the Company issued 2,000 common shares at a fair value of $3,000 on February 26, 2016.

During the year ended March 31, 2017, the Company made a $25,000 cash payment to the original vendors of the Winston Property.

During the year ended March 31, 2018, the Company’s wholly owned subsidiary offered to acquire a 100% interest to the claims from the Optionors by completing the following:

a)	cash payment of $35,000 (paid);

b)	issuance of 50,000 common shares of the Company (issued and valued at $275,000); and

c)	issuance of a $50,000 non-interest-bearing promissory note which is repayable on August 24, 2017 (issued and repaid).

In accordance with the terms and condition of the underlying purchase agreement in order to complete the acquisition of the Little Granite claims, the Company is required to make the following payments:

a)	cash payments of US $12,000 on or before July 15, 2017 (paid);

b)	cash payments of US $6,000 on or before March 31, 2018 (paid);

c)	cash payments of US $12,000 on or before July 15, 2018 (paid);

d)	cash payments of US $12,000 on or before July 15, 2019 (paid);

e)	cash payments of US $12,000 on or before July 15, 2020 (paid);

f)	cash payment of US $19,000 on or before October 1, 2020 (paid);

g)	cash payment of US $19,000 on or before October 1, 2021 (paid); and

h)	cash payments of US $380,000 on or before October 1, 2022 (paid US$19,000) (see amended terms above).

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

5.	EXPLORATION AND EVALUATION ASSETS (cont’d...)

Jean Lake Property

On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. to acquire a 100% interest in the Jean Lake lithium-gold project located in Manitoba.

The option agreement provides for the Company to earn a 100% interest over four years by cash payments and share issuances to Mount Morgan Resources Ltd. and exploration expenditures as follows:

i.	$25,000 cash (paid) and common shares of the Company having a value of $25,000 (5,000 shares issued) on or before August 1, 2021;

ii.	$50,000 cash (paid), $50,000 in common shares (6,704 shares issued) and $50,000 exploration expenditures (incurred) on or before July 30, 2022;

iii.	$50,000 cash (paid), $50,000 in common shares (6,128 shares issued) and $100,000 (accumulated) exploration expenditures (incurred) by July 30, 2023;

iv.	$50,000 cash, $50,000 in common shares and $150,000 (accumulated) exploration expenditures (incurred) by July 30, 2024; and

v.	$75,000 cash, $75,000 in common shares and $200,000 (accumulated) exploration expenditures (incurred) by July 30, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan Resources Ltd. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

During the year ended March 31, 2022, the Company entered into an agreement with the Manitoba Government to receive a grant of $300,000 for exploration work on the Jean Lake and Zoro Lithium properties and received $200,000 during the year ended March 31, 2022 and $100,000 during the year ended March 31, 2023.

During the year ended March 31, 2023, the Company entered into an agreement with the Manitoba Government to receive a grant of $300,000 for exploration work on the Jean Lake and Zoro Lithium properties and received $200,000 during the year ended March 31, 2023. The remaining $100,000 was received during the period ended September 30, 2023.

Lac Simard South Property

During the period ended September 30, 2023, the Company entered into an agreement, and earned a 100% interest in, the Lac Simard South property located in Quebec by paying $35,000 (paid) and issuing 10,700 common shares (issued and valued at $85,600). The Company also staked additional mineral claims.

Jol Lithium Property

During the year ended March 31, 2023, the Company entered into an agreement and acquired a 100% interest in the MB3530 claim in the Snow Lake area in Manitoba. To earn the interest, the Company paid $8,000 and issued 364 common shares. The property is subject to a 2% NSR.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	Note	September 30, 2023	March 31, 2023
Trade payables		$199,243	$884,741
Advance royalty payable		328,228	313,001
Accrued liabilities		79,934	311,004
Due to related parties	10	59,487	112,975
Total		$666,892	$1,621,721

During the year ended March 31, 2023, the Company wrote-off $184,813 of accounts payable resulting in a gain on forgiveness of debt of $184,813. During the period ended September 30, 2023, no such write-offs occurred.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

7.	SHORT-TERM LOANS PAYABLE

	September 30, 2023	March 31, 2023

Loan payable on demand, unsecured with 10% interest per annum and no fixed term	$5,000	$5,000
Loan payable on May 10, 2024, secured, with 11.35% interest per annum	1,133,344	1,143,998
US $50,000 promissory note (Note 5)	67,717	67,717
	$1,206,061	$1,216,715

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (“Initial Advance”) included in short-term loans payable to Jason Barnard, CEO and Christina Barnard, COO of the Company. The loan accrues interest at a rate of 11.35% (amended on May 1, 2023 from 8.35%), payable monthly, and matures on May 10, 2024 (amended from May 10, 2023). The loan is secured against all assets of the Company. The Company incurred and paid an aggregate of $72,074 (2022 - $45,134) in interest during the period ended September 30, 2023.

8.	LOANS PAYABLE

During the year ended March 31, 2021, the Company received a loan of $40,000 for the Canada Emergency Business Account to provide emergency support to business due to the impact of COVID-19. The loan is non-interest bearing until December 31, 2023, after which it will incur interest at 5% per annum. If the principal of $30,000 is fully repaid on or before January 18, 2024, the remaining $10,000 will be forgiven.

9.	CAPITAL STOCK AND RESERVE

a)	Authorized capital stock:

As at September 30, 2023, the authorized capital stock of the Company was:

1.	an unlimited number of common shares without par value; and
2.	all issued shares are fully paid.

b)	Issued capital stock:

During the period ended September 30, 2023, the Company:

1.

closed an underwritten public offering in the United States (the “Offering”). The Company sold 800,000 units, each consisting of one common share and one warrant to purchase one common share, at a public offering price of $6.77 (USD $5.00) per unit. The warrants are exercisable into common shares at a price of USD $6.25 for five years. As the warrants are denominated in a currency other than the functional currency, the Company recognized a derivative liability valued at $823,597 associated with the warrants. As at September 30, 2023, the Company revalued the derivative liability at $637,219 resulting in an unrealized gain on change in fair value of warrants of $186,378 through profit or loss for the period ended September 30, 2023. It was estimated using a Level 1 fair value measurement. The aggregate gross proceeds to the Company from the Offering were $5,418,400 (USD $4,000,000), before deducting underwriting discounts of $387,416 (USD $286,000) and offering expenses. The Company also issued 40,000 underwriter’s warrants (valued at $270,400). All securities issued are free from any resale restrictions under applicable Canadian and United States securities laws.

The common shares and unit warrants sold in the Offering began trading on the Nasdaq Capital Market under the symbols FMST and FMSTW, respectively, on August 22, 2023;

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

9.	CAPITAL STOCK AND RESERVES (cont’d…)

b)	Issued capital stock: (cont’d…)

2.	issued 10,700 common shares at a value of $85,600 as part of the acquisition payments for the Lac Simard South option agreement (see Note 5);

3.	issued 13,072 common shares at a value of $100,000 as part of the acquisition payments for the Peg North option agreement (see Note 5);

4.	issued 6,128 common shares at a value of $39,526 as part of the acquisition payments for the Jean Lake option agreement (see Note 5); and

5.	issued 30,900 common shares at a value of $187,872 to a non-related consulting firm for services.

c)	Stock options:

The Company’s Stock Option plan allows for the Board to grant stock options to Executives Officers, Directors, employees and consultants up to 10% of the issued and outstanding common stock of the Company.

During the period ended September 30, 2023, the Company:

1.	granted 17,500 stock options to a consultant of the Company. The options are exercisable at $5.65 per option for three years with an estimated fair value of $60,200 and vest immediately;

2.

granted 40,000 stock options to directors and a consultant of the Company.; The options are exercisable at $6.60 per option for three years with an estimated fair value of $173,500 and vest immediately; and

3.	granted 85,000 stock options to officers of the Company. The options are exercisable at $6.60 per option for five years with an estimated fair value of $445,500 and vest immediately.

During the year ended March 31, 2023, the Company:

1.	granted 20,000 stock options to a consultant of the Company. The options are exercisable at $12.75 per option for three years with an estimated fair value of $198,300 and vest immediately.

2.	granted 8,000 stock options to a consultant of the Company. The options are exercisable at $13.75 per option for three years with an estimated fair value of $83,200 and vest immediately.

3.	granted 62,000 stock options to a consultant of the Company. The options are exercisable at $9.00 per option for three years with an estimated fair value of $395,600 and vest immediately.

4.	granted 31,000 stock options to a consultant of the Company. The options are exercisable at $9.50 per option for three years with an estimated fair value of $208,600 and vest immediately.

5.	had 121,000 stock options that expired or were forfeited, resulting in a reallocation of share-based reserves of $891,400 from reserves to deficit.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

9.	CAPITAL STOCK AND RESERVES (cont’d…)

c)	Stock options: (cont’d…)

Stock option transactions for the period ended September 30, 2023 are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited/ Expired	Balance September 30, 2023	Exercisable

March 1, 2024	$16.50	15,000	-	-	-	15,000	15,000
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	20,000	-	-	-	20,000	20,000
September 6, 2025	$13.75	8,000	-	-	-	8,000	8,000
November 20, 2025	$4.00	6,000	-	-	-	6,000	6,000
December 2, 2025	$9.00	62,000	-	-	-	62,000	62,000
December 13, 2025	$9.50	31,000	-	-	-	31,000	31,000
January 15, 2026	$7.25	35,300	-	-	-	35,300	35,300
August 25, 2026	$5.65	-	17,500	-	-	17,500	17,500
September 6, 2026	$6.60	-	40,000	-	-	40,000	40,000
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
February 16, 2027	$17.50	20,000	-	-	-	20,000	20,000
September 6, 2028	$6.60	-	85,000	-	-	85,000	85,000
Total		211,300	-	-	-	353,800	353,800

Weighted average exercise price		$10.81	-	-	-	$9.14	$9.14

Weighted average remaining life (years)						2.84

	For the period ended September 30, 2023	For the year ended March 31, 2023

Fair value per option	$4.77	$6.00
Exercise price	$6.48	$11.00
Expected life (years)	4.20	3.00
Interest rate	4.17%	3.49%
Annualized volatility (based on historical volatility)	111%	118%
Dividend yield	0.00%	0.00%

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

9.	CAPITAL STOCK AND RESERVES (cont’d…)

c)	Stock options: (cont’d…)

Stock option transactions for the year ended March 31, 2023 are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited/ Expired	Balance March 31, 2023	Exercisable
January 4, 2023	$14.25	105,000	-	-	(105,000)	-	-
March 1, 2024	$16.50	15,000	-	-	-	15,000	15,000
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	-	20,000	-	-	20,000	20,000
September 6, 2025	$13.75	-	8,000	-	-	8,000	8,000
November 20, 2025	$4.00	8,000	-	(2,000)	-	6,000	6,000
December 2, 2025	$9.00	-	62,000	-	-	62,000	62,000
December 13, 2025	$9.50	-	31,000	-	-	31,000	31,000
January 15, 2026	$7.25	41,300	-	(6,000)	-	35,300	35,300
October 21, 2026	$5.25	5,000	-	(5,000)	-	-	-
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 3, 2026	$12.50	6,000	-	-	(6,000)	-	-
January 17, 2027	$20.50	10,000	-	-	(10,000)	-	-
February 16, 2027	$17.50	20,000	-	-	-	20,000	20,000
Total		224,300	121,000	(13,000)	(121,000)	211,300	211,300

Weighted average exercise price		$12.88	$10.06	$5.98	$14.67	$10.81	$10.81

Weighted average remaining life (years)						2.57

The fair value of stock options was calculated using the Black-Scholes option pricing model with the following weighted average assumptions.

d)	Performance Stock Options:

During the year ended March 31, 2022, the Company granted 15,000 performance-based stock options to a consultant of the Company. The options are exercisable at $14.25 per option for two years with an estimated fair value of $126,297 and will vest 100% when the closing share price is $25.00 or higher for three consecutive trading days. For the year ended March 31, 2022, the Company recorded $Nil as share-based compensation as the fair value will be recorded on a straight-line basis over the life of the performance-based stock option as it was issued on March 31, 2022. For the period ended September 30, 2023, the Company recorded $31,574 (2022 - $31,574) as share-based compensation.

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited/ Expired	Balance September 30, 2023	Exercisable
March 31, 2024	$14.25	15,000	-	-	-	15,000	-
Total		15,000	-	-	-	15,000	-

Weighted average exercise price		$14.25	-	-	-	$14.25	-

Weighted average remaining life (years)						0.75

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited/ Expired	Balance March 31, 2023	Exercisable
March 31, 2024	$14.25	15,000	-	-	-	15,000	-
Total		15,000	-	-	-	15,000	-

Weighted average exercise price		$14.25	-	-	-	$14.25	-

Weighted average remaining life (years)						1.25

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

9.	CAPITAL STOCK AND RESERVES (cont’d…)

e)	Warrants:

A continuity of the warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Cancelled/ Expired	Balance September 30, 2023

December 2, 2023	$6.50	24,000	-	-	-	24,000
August 24, 2028	USD$6.25	-	800,000	-	-	800,000
Total		24,000	800,000	-	-	824,000
Weighted average exercise price		$6.50	USD$6.25	-	-	-
Weighted average remaining life (years)						4.77

A continuity of the warrants granted is as follows for the year ended March 31, 2023:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Cancelled/ Expired	Balance March 31, 2023

August 28, 2022	$3.75	53,778	-	(53,778)	-	-
August 28, 2022	$5.00	121,600	-	(121,600)	-	-
October 29, 2022	$12.50	36,166	-	(3,572)	(32,594)	-
December 15, 2022	$5.00	22,000	-	(10,000)	(12,000)	-
December 2, 2023	$6.50	47,800	-	(23,800)	-	24,000
Total		281,344	-	(212,750)	(44,594)	24,000
Weighted average exercise price		$5.98	-	$4.98	$10.48	$6.50
Weighted average remaining life (years)						0.67

f)	Agent warrants:

During the period ended September 30, 2023, the Company issued 40,000 underwriter warrants in connection with private placement financings are subject to cashless exercise. A continuity of the agent warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Cancelled/ Expired	Balance September 30, 2023

July 19, 2024	$10.00	5,765	-	-	-	5,765
August 21, 2028	USD$6.25	-	40,000	-	-	40,000
Total		5,765	40,000	-	-	45,765

Weighted average exercise price		$10.00	USD$6.25	-	-	-

Weighted average remaining life (years)						5.70

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

9.	CAPITAL STOCK AND RESERVES (cont’d…)

f)	Agent warrants: (cont’d…)

During the year ended March 31, 2023, the Company issued 5,765 agent warrants in connection with private placement financings. A continuity of the agent warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Cancelled/ Expired	Balance March 31, 2023

July 19, 2024	$10.00	-	5,765	-	-	5,765
Total		-	5,765	-	-	5,765

Weighted average exercise price		-	$10.00	-	-	$10.00

Weighted average remaining life (years)						1.30

The fair value of agent warrants was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

For the period ended September 30, 2023

Fair value per agents warrant	$5.67
Exercise price	USD$6.25
Expected life (years)	5.00
Interest rate	4.14%
Annualized volatility (based on historical volatility)	113%

10.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration of directors and other members of key management personnel during the periods ended September 30, 2023 and 2022 was as follows:

For the period ended September 30, 2023 Paid or accrued to:	Management fees	Consulting fees	Share-based payments	Total
Key management personnel:
Current and former directors, officers and companies controlled by them	$228,900	$61,200	$575,625	$865,725

For the period ended September 30, 2022 Paid or accrued to:	Management fees	Investor relation fees	Share-based payments	Total
Key management personnel:
Current and former directors, officers and companies controlled by them	$139,569	$36,530	$300,666	$476,765

Additionally, please refer to Note 7 on the short term related party loan payable.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

10.	RELATED PARTY TRANSACTIONS (cont’d…)

The amounts due to related parties included in accounts payable and accrued liabilities are unsecured, non-interest bearing, and have no specific terms of repayment, and are as follows:

	As at September 30, 2023	As at March 31, 2023
Current and former directors, officers and companies controlled by them	$59,487	$112,975

11.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the period ended September 30, 2023, significant non-cash investing and financing transactions included:

1.	included in accounts payable and accrued liabilities is $417,892 related to exploration and evaluation assets;

2.	issued 29,900 common shares with a fair value of $225,126 for the acquisition of exploration and evaluation assets;

3.	issued 40,000 underwriter warrants valued at $270,400 for public offering in the United States; and

4.	issued 30,900 common shares at a value of $187,872 to non-related consulting firm for services.

During the period ended September 30, 2022, significant non-cash investing and financing transactions included:

1.	included in accounts payable and accrued liabilities is $328,300 related to exploration and evaluation asset; and

2.	issued 879,732 common shares with a fair value of $134,805 for the acquisition of exploration and evaluation assets.

12.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	September 30, 2023	March 31, 2023
Exploration and evaluation assets
Canada	$11,397,151	$10,713,334
United States	1,806,576	1,706,457
	$13,203,727	$12,477,791

13.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e. capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from fiscal year 2023.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the six months ended September 30, 2023

13.	FINANCIAL RISK MANAGEMENT (cont’d…)

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s long-term investment and derivative liability were calculated using Level 1 inputs.

The carrying value of cash, accounts payable and accrued liabilities, current portion of net investment in sublease, lease obligation and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions and monitors the incoming sublease monthly payments to ensure they are current.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2023, the Company had a cash balance of $2,379,718 ( March 31, 2023 – $574,587) to settle current liabilities of $1,912,953 ( March 31, 2023 – $2,912,822). All of the Company’s financial liabilities, except only certain loans payable, have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.